Wehrloom LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2018

November 1, 2019

Management Report

Wehrloom Honey

For the period ended December 31, 2017

Prepared on

November 1, 2019

Table of Contents

Profit and Loss

	Total
INCOME	
Sales	210,860.75
Sales of Product Income	61.55
Total Income	**210,922.30**
COST OF GOODS SOLD	
Cost of Goods Sold	44,144.30
Cost of labor - COS	76,734.45
Purchases - COS	1,192.41
Supplies & Materials - COGS	29,631.35
Total Cost of Goods Sold	**151,702.51**
GROSS PROFIT	**59,219.79**
EXPENSES	
Advertising	1,199.32
Bank Charges	126.94
Dues & Subscriptions	565.85
Insurance	1,663.25
Interest Expense	1,775.21
Job Materials	1,040.57
Meals and Entertainment	1,535.27
Office Expenses	477.48
Other General and Admin Expenses	676.00
Rent or Lease	24,000.00
Repair & Maintenance	58.67
Shipping and delivery expense	2,724.58
Stationery & Printing	251.78
Supplies	17,569.80
Taxes & Licenses	21,564.81
Travel	456.33
Travel Meals	118.96
Uncategorized Expense	549.54
Utilities	3,094.23
Total Expenses	**79,448.59**
NET OPERATING INCOME	**-20,228.80**
OTHER INCOME	
Loan	56,272.12
Total Other Income	**56,272.12**
OTHER EXPENSES	
Equipment	13,447.39
Festival fee	1,255.00
Fuel/ Vehicle expense	3,394.46
Honeybees	5,500.00
Loan Payment	29,161.00

	Total
Total Other Expenses	**52,757.85**
NET OTHER INCOME	**3,514.27**
NET INCOME	**$ -16,714.53**

Balance Sheet

As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Default Bank	25,532.86
Total Bank Accounts	**25,532.86**
Total Current Assets	**25,532.86**
TOTAL ASSETS	**$ 25,532.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Bank Of America Business Card	48,472.29
First Citizens credit card	-17,046.29
Total Credit Cards	**31,426.00**
Total Current Liabilities	**31,426.00**
Total Liabilities	**31,426.00**
Equity	
Opening Balance Equity	17,046.29
Retained Earnings	-57,290.62
Net Income	-16,714.53
Total Equity	**-56,958.86**
TOTAL LIABILITIES AND EQUITY	**$ -25,532.86**

Wehrloom Honey

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,714.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Bank Of America Business Card	21,399.64
First Citizens credit card	-17,046.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,353.35**
Net cash provided by operating activities	**$ -12,361.18**
FINANCING ACTIVITIES	
Opening Balance Equity	17,046.29
Net cash provided by financing activities	**$17,046.29**
NET CASH INCREASE FOR PERIOD	**$4,685.11**
Cash at beginning of period	-30,217.97
CASH AT END OF PERIOD	**$ -25,532.86**

Management Report

Wehrloom Honey

For the period ended December 31, 2018

Prepared on

November 1, 2019

Table of Contents

Profit and Loss

	Total
INCOME	
Sales	133,253.40
Sales of Product Income	176,196.18
Uncategorized Income	1,312.31
Total Income	**310,761.89**
COST OF GOODS SOLD	
Cost of Goods Sold	37,562.19
Cost of labor - COS	96,556.98
Supplies & Materials - COGS	29,343.53
Total Cost of Goods Sold	**163,462.70**
GROSS PROFIT	**147,299.19**
EXPENSES	
Advertising	3,716.69
Bank Charges	1,555.38
Dues & Subscriptions	859.78
Freight & Delivery	175.45
Insurance	4,872.56
Insurance - Liability	1,052.25
Interest Expense	11,201.40
Job Materials	67,664.37
Legal & Professional Fees	525.00
Meals and Entertainment	1,200.06
Office Expenses	70.00
Other General and Admin Expenses	1,505.07
Rent or Lease	15,325.87
Repair & Maintenance	334.99
Shipping and delivery expense	3,008.81
Supplies	6,364.14
Taxes & Licenses	22,636.74
Tools	749.95
Travel	30.00
Travel Meals	95.25
Uncategorized Expense	1,366.05
Utilities	6,584.33
Total Expenses	**150,894.14**
NET OPERATING INCOME	**-3,594.95**
OTHER INCOME	
Loan	201,338.34
Total Other Income	**201,338.34**
OTHER EXPENSES	
Donation	2,009.00
Equipment	83,802.64

	Total
Festival fee	143.29
Fuel/ Vehicle expense	3,787.35
Honeybees	29,030.00
Loan Payment	27,968.75
Total Other Expenses	**146,741.03**
NET OTHER INCOME	**54,597.31**
NET INCOME	**$51,002.36**

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking	52,411.94
Default Bank	64,282.47
Total Bank Accounts	**116,694.41**
Total Current Assets	**116,694.41**
TOTAL ASSETS	**$116,694.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Bank Of America Business Card	59,809.89
Credit Card	-5,482.00
First Citizens credit card	58,057.76
Total Credit Cards	**112,385.65**
Total Current Liabilities	**112,385.65**
Total Liabilities	**112,385.65**
Equity	
Opening Balance Equity	27,311.55
Retained Earnings	-74,005.15
Net Income	51,002.36
Total Equity	**4,308.76**
TOTAL LIABILITIES AND EQUITY	**$116,694.41**

Wehrloom Honey

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	51,002.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Bank Of America Business Card	11,337.60
Credit Card	-5,482.00
First Citizens credit card	75,104.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**80,959.65**
Net cash provided by operating activities	**$131,962.01**
FINANCING ACTIVITIES	
Opening Balance Equity	10,265.26
Net cash provided by financing activities	**$10,265.26**
NET CASH INCREASE FOR PERIOD	**$142,227.27**
Cash at beginning of period	-25,532.86
CASH AT END OF PERIOD	**$116,694.41**

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Wehrloom LLC is a LLC formed under the laws of the State of North Carolina in 2013. The Company derives revenue from the sale of honey, skin care products, candles and mead, all of which are manufactured by the company.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work or goods for which payment has not yet been received.
Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2017 and 2018, the Company recorded losses on uncollectible receivables in the amount of $0.

Wehrloom LLC
Notes to Financial Statements
257 Willie Colvin Rd.
Robbinsville NC 28771

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company leases buildings and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and the State of North Carolina.

NOTE E- NOTES PAYABLE

The Company has notes payable to the Farm Service Agency. The note accrues interest at the rate of 1.375% per annum will be paid off in June of 2020. The Company also has notes payable to Mountain BizWorks. The note accrues interest at the rate of 9% per annum with current remaining balance of $137,698.